Cowen and Company, LLC

599 Lexington Avenue

New York, New York 10022

SVB Securities LLC

53 State Street, 40th Floor

Boston, Massachusetts 02109

Evercore Group L.L.C.

55 East 52nd Street

New York, New York 10055

March 22, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Gary Guttenberg, Christine Westbrook

Re:	AN2 Therapeutics, Inc.

Registration Statement on Form S-1, as amended (File No. 333-263295)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of AN2 Therapeutics, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1 so that it becomes effective as of 4:00 p.m. Eastern time on March 24, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

COWEN AND COMPANY, LLC SVB SECURITIES LLC EVERCORE GROUP L.L.C. As representatives of the several underwriters listed in Schedule I to the Underwriting Agreement

COWEN AND COMPANY, LLC

By:	/s/ Mariel A. Healy
Name: Mariel A. Healy
Title: Managing Director

SVB SECURITIES LLC

By:	/s/ Murphy Gallagher
Name: Murphy Gallagher
Title: Senior Managing Director

EVERCORE GROUP L.L.C.

By:	/s/ Edmund D. Baxter
Name: Ed Baxter
Title: Senior Managing Director

[Signature Page to the Underwriters’ Acceleration Request]